UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-08038

KEY ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

1301 McKinney Street, Suite 1800

Houston, Texas 77010

(713) 651-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*	The company’s old common stock, par value $0.10 per share, was cancelled upon the company’s emergence from Chapter 11 bankruptcy proceedings on December 15, 2016. The company issued new shares of common stock, par value $0.01 per share, on December 15, 2016 pursuant to the company’s Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, which are listed on the New York Stock Exchange under the symbol “KEG”.

Pursuant to the requirements of the Securities Exchange Act of 1934, Key Energy Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2016	KEY ENERGY SERVICES, INC.

	By:	/s/ Katherine I. Hargis
	Name:	Katherine I. Hargis
	Title:	Chief Legal Officer and Corporate Secretary